SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 2, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications will execute a partial early redemption of the series F debentures

PARTNER COMMUNICATIONS WILL EXECUTE
 A PARTIAL EARLY REDEMPTION OF THE SERIES F DEBENTURES

Rosh Ha’Ayin, Israel, July 2, 2020 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading communications operator in Israel, announces today a partial early redemption of the Company’s series F debentures, at the Company’s option, which shall be executed on July 20, 2020 (“the Early Redemption” and “the Early Redemption Date,” respectively), in accordance with the below:

1.
The Series F Debentures were initially issued by the Company pursuant to a shelf offering memorandum dated July 19, 2017[1] (“Series F Debentures,” “the Shelf Offering Memorandum for the Series F Debentures,” respectively). As of the date hereof, the balance of the Series F Debentures in circulation (subsequent to expansions) total NIS 816,626,400 par value of Series F Debentures.

2.
Pursuant to the deed of trust for the Series F Debentures, which was attached as Appendix A to the Shelf Offering Memorandum for the Series F Debentures, the Company may, in its sole discretion, execute a full or partial early redemption of the Series F Debentures.

[1]	Reference no.: 2017-02-062050.

3.
Pursuant to the provisions of clause 10.2 of the Deed of Trust for the Series F Debentures, in the event of an early redemption at the Company’s option, the amount to be paid to the holders of the Series F Debentures shall be the greater of the following: (1) the market value of the balance of the debentures being redeemed by way of early redemption, which shall be determined according to the average closing price of the debentures during the thirty (30) trading days preceding the date on which the board of directors passed a resolution regarding the execution of the early redemption and, in the event that the early redemption is executed on the record date for an interest payment, the sum equivalent to the sum of the interest payable on that date in respect of that same debenture shall be deducted from the average value of the debenture as stated; (2) the liability value of the debentures in circulation designated for early redemption; i.e., principal plus interest, up until the actual early redemption date; (3) the balance of the cash flow of the debentures designated for early redemption (principal plus interest), discounted according to the yield on the government bond[2] plus interest at the rate of 1% per annum; the discounting of the debentures designated for early redemption shall be calculated as of the early redemption date and until the last payment date specified in relation to the debentures designated for early redemption.

On July 1, 2020, the average market value of the Series F Debentures, as specified above in alternative (1) is NIS 1.01457 per NIS 1 par value; the liability value of the Series F Debentures on the Early Redemption Date as specified above in alternative (2) is NIS 1.00148 per NIS 1 par value; the balance of the discounted cash flow of the Series F Debentures, as specified above in alternative (3) is NIS 1.02587 per NIS 1 par value.

In light of the foregoing, and in light of the provisions of clause 10.2 of the terms of the Deed of Trust for the Series F Debentures, an amount shall be paid to the holders of the Series F Debenture on the Early Redemption Date according to alternative 3, which is the greatest amount of the three alternatives specified above.

[2]
In this regard: “yield on the government bond” means: weighted average of the gross yield to maturity, during a period of seven business days ending two business days prior to the announcement date of the Early Redemption, of two series of unlinked government bonds bearing fixed interest and with an average duration that is closest to the average duration of the Series F Debentures on the relevant date. In other words, one series with the closest average duration that is longer than the average duration of the Series F Debentures on the relevant date, and one series with the closest average duration that is shorter than the average duration of the Series F Debentures on the relevant date and when, upon weighting, will reflect the average duration of the Debentures on the relevant date.

4.
On the Early Redemption Date, the Company shall pay to the holders of the Series F Debentures the sums of principal, interest and an additional payment in respect of the Early Redemption as specified hereunder:

Principal of the Series F Debentures that shall be paid in the Early Redemption	305,204,988
The accrued interest in respect of the said principal up until the Early Redemption Date including for the aforementioned discounting in alternative (3) above	7,895,012
Rate of the partial redemption in terms of the outstanding balance	37.37388%
Rate of the partial redemption in terms of the original series (including expansions)	29.89911%
Interest rate to be paid on the portion being redeemed in the partial redemption	2.58679%
Interest rate to be paid in the partial redemption, calculated in relation to the outstanding balance (after the redemption)	1.54374%
Total rates of the remaining partial redemptions, in terms of the original series (including expansions)	50.10089%
Total for payment	313,100,000

5.
Pursuant to the provisions of the regulations of the Tel-Aviv Stock Exchange Ltd. (“the TASE”), the parties eligible for the Early Redemption shall be whoever holds Series F Debentures at the close of the trading day on July 13, 2020.

6.	The TASE members shall deduct the duly required withholding tax from the payments of the Early Redemption.

7.	Following is the updated repayment schedule of the Series F Debentures subsequent to the execution of the partial Early Redemption:

Payment date	Payment of principal par value	Payment of interest	Outstanding balance of principal (par value) subsequent to the redemption	Interest rate on the outstanding balance prior to the redemption	Redemption ratio out of the original balance of principal	Redemption ratio out of the balance of the debenture principal on the report date
December 25, 2020		5,523,351.25	511,421,412.00	0.68%
June 25, 2021	127,855,353	5,523,351.25	383,566,059.00	0.68%	13%	16%
December 25, 2021		4,142,513.44	383,566,059.00	0.51%
June 25, 2022	127,855,353	4,142,513.44	255,710,706.00	0.51%	13%	16%
December 25, 2022		2,761,675.62	255,710,706.00	0.34%
June 25, 2023	127,855,353	2,761,675.62	127,855,353.00	0.34%	13%	16%
December 25, 2023		1,380,837.81	127,855,353.00	0.17%
June 25, 2024	127,855,353	1,380,837.81		0.17%	13%	16%

8.	The sum of the Early Redemption shall be paid at the same rate and at the same price to each of the holders of the Series F Debentures.

Forward-looking statements
This announcement contains forward-looking statements, as this term is defined in section 27A of the U.S. Securities Act of 1933, as amended, and in section 21E of the United States Securities Exchange Act of 1934, as amended, and pursuant to the safe harbor provisions in the United States Private Securities Litigation Reform Act of 1995. Words such as “assess,” “believe,” “expect,” “intend,” “strive,” “desire,” “plan,” “might,” “may,” “anticipate,” “target,” “goal” and similar expressions are usually indicative of forward-looking statements, but these words are not the only words indicative of such statements. Furthermore, any statement, apart from a statement of historic fact, that is included in this announcement in relation to the Company’s plans to redeem the Series F Debentures and any statements regarding other future events or forecasts, are forward-looking statements. We based these forward-looking statements on our current knowledge and on our current beliefs and expectations regarding possible future events. These forward-looking statements involve risks, uncertainties and assumptions about the Company and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this report might not materialize and the actual outcomes may differ materially from those anticipated. The Company is not undertaking to update the public or to update any forward-looking statements as a result of new information, future events, etc.

About Partner Communications
Partner Communications Company Ltd. (“Partner”) is a leading communications operator in Israel providing communications services (mobile, fixed-line telephony, internet and television services). Partner’s ADSs are traded on the NASDAQ Global Select Market and Partner’s shares are traded on the Tel-Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For additional details about Partner:
http://www.partner.co.il/en/Investors-Relations/lobby/

For additional information:
Mr. Tamir Amar CFO Tel: +972 (54) 781-4951	Ms. Liat Glazer Shaft Head of Investor Relations Tel: +972 (54) 781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: July 2, 2020